

Welcome To The Official Website Of

# Founding CEO of Cypress Semiconductor

# TJ Rodgers



## About T.J. Rodgers

T.J. Rodgers—along with Fred Jenne (R&D), Mike Starnes (wafer fab), Lowell Turriff (sales), Fritz Beyerlein (assembly) and Steve Kaplan (engineering)—founded Cypress Semiconductor in December 1982 and led it to a public offering 29 months later in May 1986. Rodgers served as Cypress's CEO for 34 years until stepping down in August 2016 as the longest-tenured CEO among all publically-traded technology companies.

Read More

## Personal Projects



Clos de la Tech



Oshkosh Country Club



HMB Wine Cheese

View More Projects

## Latest News

### Fellowship advances electrical and computer engineering innovation in winemaking for more than 10 years

Creating the perfect blend of wine is a challenge winemakers are always striving to obtain. But, when it comes to

READ MORE »

### Complete Solaria, Inc. Investor Presentation

This presentation contains "forward-looking" statements about Complete Solar, Inc., The Solaria Corporation (together, the "Companies"), and Freedom Acquisition I Corp.

READ MORE »

View All Articles